Exhibit 2

FOR IMMEDIATE RELEASE	21 March 2012

WPP PLC (“WPP”)

ANNOUNCEMENT

WPP was notified on 20 March that Mr Paul Richardson, a director of WPP, has granted security over part of his share ownership in WPP. This grant of security received clearance at the appropriate time in compliance with the Model Code requirements.

On 19 March Mr Paul Richardson agreed to charge 15,453 WPP ADRs to Bank of America, N.A. as security for existing bank facilities made available to him. The total number of WPP ADRs charged by Mr Paul Richardson to Bank of America, N.A. after this transaction will be 115,611.

At today’s date Mr Paul Richardson’s beneficial holding is the equivalent of 613,055 shares (the majority being in WPP ADRs), representing 0.0487% of WPP’s issued share capital.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204